12010612

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-[redacted] 68084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 13 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted] Woodlawn Advisors, LLC

OFFICIAL USE ONLY

FIRM ID. NO. 148937

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Tresser Blvd, FL 17th (No. and Street)

Stamford (City) CT (state) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Wohl 914-517-7555 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP

(Name - if individual, state *last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (state) 10005 Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Alexander Wohl swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodlwan Advisors, LLC as of December 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DANA PRYTULA
Notary Public
Connecticut
My Commission Expires Aug 31, 2015

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODLAWN ADVISORS, LLC
CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Member of
Woodlawn Advisors, LLC

We have audited the accompanying statement of financial condition of Woodlawn Advisors, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlawn Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
January 26, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

WOODLAWN ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets	
Cash	$ 607,701
Commissions receivable	260,016
Due from clearing organization	258,894
Prepaid expenses	16,921
Property and equipment, Net	12,798
Other assets	4,500
Total Assets	$ 1,160,830
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accruals	$ 345,269
Total Liabilities	345,269
Member's Equity	815,561
Total Liabilities and Member's Equity	$ 1,160,830

The accompanying notes are an integral part of these financial statements.

WOODLAWN ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 2,600,545
Interest income	480
Total Revenues	2,601,025
Expenses	
Clearing fees	384,663
Professional fees	51,921
Commissions, salaries, and benefits	1,093,951
Occupancy	47,863
Office and other	220,051
Total Expenses	1,798,449
Net Income	$ 802,576

The accompanying notes are an integral part of these financial statements.

WOODLAWN ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance - January 1, 2011	$	635,325
Member distributions		(622,340)
Net income		802,576
Balance - December 31, 2011	$	815,561

The accompanying notes are an integral part of these financial statements.

WOODLAWN ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities	
Net income	$ 802,576
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,640
Changes in operating assets and liabilities:	
(Increase) in commissions receivable	(126,842)
(Increase) in due from clearing organization	(8,673)
Decrease in prepaid expenses	6,112
Increase in accounts payable and accruals	112,695
Total Adjustment	(10,068)
Net Cash Provided by Operating Activities	792,508
Cash Used in Investing Activities	
Purchase of equipment	(4,910)
Cash Provided by Financing Activities	
Member distributions	(622,340)
Net Increase in Cash	165,258
Cash - January 1, 2011	442,443
Cash - December 31, 2011	$ 607,701

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Woodlawn Advisors, LLC (the "Company") was organized as a Limited Liability Company on October 22, 2008, in the state of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is an executing broker performing agency only executions that facilitates transactions for its institutional-only client base in listed equity options and or over-the-counter listed equities with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMISSIONS RECEIVABLE

The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2011, the Company has not recorded an allowance for any potential non-collection.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Customer security transactions and the related commission income and expense are recorded as of the trade date. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. Commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges are in compliance with guidelines established by the FINRA.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs, which are included in office and other expenses, were deemed to be nominal during the reporting period.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended December 31, 2011.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the Company to credit risk principally of commissions receivable and cash. As of December 31, 2011, three customers accounted for approximately 58% of accounts receivable. During the year ended December 31, 2011, the Company recognized approximately $1,800,000 from three companies that accounted for 44%, 13.8% and 11.7%, respectively, of its total revenue.

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage will revert to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a Delaware single member LLC and is considered a disregarded entity for federal and state income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing As of December 31, 2011, the Company's tax returns remain subject to examination beginning with the tax year ended December 31, 2008.

NOTE 3 - DUE FROM CLEARING ORGANIZATION

As of December 31, 2011, under the terms of the Company's clearing arrangement, the Company has $258,894 on deposit with its clearing firm, Merrill Lynch ("Merrill Lynch"). The balance is primarily comprised of cash equivalents

For the year ended December 31, 2011, the Company used the services of Merrill Lynch to clear its brokerage business. The Company incurred charges of approximately $210,000 under this arrangement for the year ended December 31, 2011.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

Office equipment	$37,615
Accumulated depreciation	(24,817)
Property and Equipment, Net	$12,798

Depreciation expense for the year December 31, 2011 was $6,640.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2011, the Company had net capital of $674,618, which exceeded required net capital by $651,600 and aggregate indebtedness of $345,269. The Company's aggregate indebtedness to net capital ratio was .51 to 1 as of December 31, 2011.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

INDEMNIFICATION

The Company is engaged in performing agency only executions of securities brokerage and investment services to a diverse group of institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASE COMMITMENTS

The Company leases its corporate office facility under an operating lease expiring in December 2012. Under the terms of the lease, the Company has the option to cancel the lease provided a minimum of two months written notice is given to the landlord. Future minimum lease payments are as follows:

December 31, 2012	$	47,077

Rent expense for the year ended December 31, 2011 was $47,863.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2011, and January 26, 2012 when the financial statements were issued.

WOODLAWN ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Net Capital		
Total member's equity		$ 815,561
Deductions and Charges		
Non-allowable assets:		
Commission receivable	106,724	
Prepaid expenses	16,921	
Property, plant, and equipment, net	12,798	
Other assets	4,500	
Total Deductions and Charges		140,943
Net Capital		$ 674,618
Aggregate Indebtedness (A.I.)		
Accounts payable and accruals		$ 345,269
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 23,018
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 23,018
Excess Net Capital		$ 651,600
Excess Net Capital at 1000% (Net capital - 10% of A.I.)		$ 640,091
Ratio of A.I. to Net Capital		$ 0.51
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2011)		
Net Capital - As reported in the Company's Part IIA of fourth quarter FOCUS Report (unaudited)		$ 674,618
Audit Adjustments		-
Net Capital - December 31, 2011 (audited)		$ 674,618

See independent auditors' report.

WOODLAWN ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii)of the rule.

See independent auditors' report.

WOODLAWN ADVISORS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii)of the rule.

See independent auditors' report.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Woodlawn Advisors, LLC

In planning and performing our audit of the financial statements of Woodlawn Advisors, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
January 26, 2012

Woodlawn Advisors, LLC
Supplemental SIPC Report
For The Year Ended
December 31, 2011

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
Woodlawn Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation (SIPC) assessments and payments of Woodlawn Advisors, LLC for the year ended December 31, 2011, which were agreed to by Woodlawn Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Woodlawn Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Woodlawn Advisors, LLC's management is responsible for Woodlawn Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
January 26, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Woodlawn Advisors, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2011
Schedule of Assessment Payments

General Assessment		$ 5,540
Less: Payments Made:		
Date Paid	Amount	
07/18/11	$3,448	
01/31/12	$2,092	
		5,540
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ --
Payment made with Form SIPC 7		$ 2,092

See Independent Auditors' Report.

Woodlawn Advisors, LLC
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2011

Total revenue	$ 2,601,025
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	384,663
Interest income	480
Total deductions	$ 385,143
SIPC NET OPERATING REVENUES	$ 2,215,882
GENERAL ASSESSMENT @ .0025	$ 5,540

See Independent Auditors' Report.

WOODLAWN ADVISORS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011